

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 4, 2007

Mr. Guy Hebert
President and Chief Executive Officer
Strateco Resources Inc.
1225 Gay-Lussac
Boucherville, Quebec, Canada J4B 7K1

  Re: **Strateco Resources Inc.**
    Form 10-KSB for the year ended December 31, 2006
    File No. 0-49942

Dear Mr. Hebert:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

        Sincerely,

        Brad Skinner
        Senior Assistant Chief Accountant